September 22, 2008
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Anne Nguyen Parker
                 Branch Chief

Re:	Cleveland-Cliffs Inc
Registration Statement on Form S-4
Filed on August 12, 2008
File No. 333-152974
Ladies and Gentlemen:
     We are submitting this letter on behalf of our client, Cleveland-Cliffs Inc (“Cleveland-Cliffs”), in response to comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in its correspondence dated September 5, 2008 (the “Comment Letter”), to Cleveland-Cliffs with respect to the registration statement on Form S-4 No. 333-152974 filed by Cleveland-Cliffs with the Commission on August 12, 2008 (the “Form S-4”). Today, in response to the Comment Letter, Cleveland-Cliffs is filing with the Commission Amendment No. 1 to the Form S-4 (“Amendment No. 1”). We are also sending you under separate cover a copy of this response letter, four courtesy copies of Amendment No. 1, and four courtesy copies of Amendment No. 1 marked to show changes to the Form S-4. In addition to the responses to the Commission staff’s comments, Amendment No. 1 will include other changes that are intended to update, clarify and render more complete the information contained in the joint proxy statement/prospectus included as part of the Form S-4.
     Below are responses to each of the comments set forth in the Comment Letter. For the convenience of the Commission staff, each of the questions in the Comment Letter has been repeated below before the corresponding response. Additionally, for the convenience of the Commission staff, the page numbers in the responses below refer to pages of the marked (rather than the clean) version of Amendment No. 1.

Securities and Exchange Commission
September 22, 2008

General
1.	Please note that you will need to clear staff comments on the proxy statement related to the Harbinger Capital Partners matter before effectiveness of your registration statement on Form S-4.
     Cleveland-Cliffs has cleared the Commission staff’s comments to the Cleveland-Cliffs preliminary proxy statement on Schedule 14A (File No. 001-08944) filed with the Commission on August 28, 2008, which pertains to the control share acquisition proposal by Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, “Harbinger”) pursuant to Section 1701.831 of the Ohio Revised Code. On September 8, 2008, Cleveland-Cliffs filed a definitive proxy statement with the Commission pertaining to the control share acquisition proposal by Harbinger.
Notices to Shareholders
2.	We note your disclosure at page 28 that the fairness opinions obtained by Cleveland-Cliffs and Alpha from their respective financial advisors will not reflect changes in circumstances between signing the merger agreement and the completion of the merger, including any change in the price of Cleveland-Cliffs common shares. Please clarify in each notice to shareholders the respective dates of each fairness opinion, and provide reference to such risk factor disclosure.
     The notice to the shareholders of Cleveland-Cliffs and the notice to the stockholders of Alpha Natural Resources, Inc. (“Alpha”) have been revised in response to the Commission staff’s comment.
Questions and Answers About the Special Meetings and the Merger, page 1
3.	Please include a separate question and answer addressing the principal adverse consequences of the merger to Cleveland-Cliffs shareholders and reference the more detailed disclosure appearing in the risk factor discussion. We would also expect that such disclosure would provide information regarding dilution to your shareholders as a result of the merger.
     In response to the Commission staff’s comment, a new question and a corresponding answer have been added to the “Questions and Answers About the Special Meeting and the Merger” section on page 3 of Amendment No. 1 to address potential adverse consequences of the merger to the Cleveland-Cliffs shareholders, including the dilutive effect of the merger. In addition, the “Risk Factors” section has been updated on page 29 of Amendment No. 1 to include a disclosure regarding the dilutive effect of the merger.

Securities and Exchange Commission
September 22, 2008

What will Alpha stockholders receive in the merger? Page 2
4.	We note your disclosure at page 27 that because the market price of Cleveland-Cliffs common shares will fluctuate, Cleveland-Cliffs and Alpha shareholders will not know the exact value of the Cleveland-Cliffs common shares that will be issued in the merger at the time they vote on the merger proposals. Please revise this question and answer to discuss this risk, or to make reference to related disclosure provided at page 27.
     The answer on page 3 of Amendment No. 1 has been revised in response to the Commission staff’s comment.
Financing of the Merger, page 9
5.	In this section, please provide quantitative disclosures regarding the contemplated loan facility to be entered into in connection with the merger.
     The disclosure on page 9 of Amendment No. 1 pertaining to the financing of the merger has been revised in response to the Commission staff’s comment.
Comparison of Rights of Shareholder, page 15
6.	Please highlight here the material differences between the current rights of the Alpha shareholders and the rights of the shareholders if they become Cleveland-Cliffs shareholders. For example, discuss that most amendments to the Alpha certificate of incorporation require approval of holders of a majority of the voting power of a class, whereas amendments to the Cleveland-Cliffs articles of incorporation requires two-thirds approval. As another example, disclose that, in contrast to Alpha stockholders, Cleveland-Cliffs shareholders may only take action without a meeting by unanimous written consent.
     The disclosure on page 15 of Amendment No. 1 has been revised in response to the Commission staff’s comment.
Opposition by Harbinger Capital Partners ..., page 28
7.	Please update this risk factor to reflect recent developments regarding the share ownership of Harbinger Capital Partners, including the delivery of the acquiring person statement to you by Harbinger, and the related special meeting. Discuss in this risk factor the $100 million termination fee if Cleveland-Cliffs shareholders fail to adopt the merger agreement and approve the issuance of the Cleveland-Cliffs common shares in connection with the merger. Please also update your

Securities and Exchange Commission
September 22, 2008

discussion of the “Investor” starting on [page] 53 in light of these recent developments.
     In response to the Commission staff’s comment, the disclosures on pages 28, 59, and 60 of Amendment No. 1 have been revised to address recent developments relating to Harbinger, including the delivery of the “acquiring person statement” pursuant to Ohio law and the related special meeting of the Cleveland-Cliffs shareholders scheduled for October 3, 2008.
Opinion of Alpha’s Financial Advisor, page 63
8.	Please eliminate the phrase from the second paragraph that the summary of Citi’s opinion “is qualified in its entirety” by reference to the full text of the opinion. The information that you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete. Note that this language is also inappropriately used [in] other places, such as in the discussion of the other financial advisors’ opinion, the appraisal rights of the Alpha stockholders and the description of the Cleveland-Cliffs capital stock. Please revise accordingly.
     In response to the Commission staff’s comment, the disclosures on pages 66, 78, 90, and 218 of Amendment No. 1 have been revised to eliminate references to “in its entirety.”
Unaudited Pro Forma Condensed Consolidated Financial Information, page 227
9.	Please tell us how you considered providing pro forma reserve information by company and in total with a breakdown by geographic region. In this respect, clarify how you evaluated the requirements of Rule 11-01(a)(8) which requires other material information to be disclosed within the notes to the pro forma condensed consolidated financial statements.
     In response to the Commission staff’s comment, the following note has been added to the unaudited pro forma condensed consolidated financial information on page 239 of Amendment No. 1:
     Note 4. Combined Pro Forma Reserves (Tons in Millions)
The following reserve data is derived from Cleveland-Cliffs’ and Alpha’s annual reports on Form 10-K for the year ended December 31, 2007. Cleveland-Cliffs and Alpha historically update their reserve estimates during the fourth quarter of each fiscal year and neither have updated their reserve estimates from the information contained in their respective annual reports on Form 10-K for the year ended December 31, 2007. However, production from the properties for the 2008 period would reduce the reserves as reported at December 31, 2007.

Securities and Exchange Commission
September 22, 2008

	As of December 31, 2007			Production Through June 30, 2008
	Cleveland-Cliffs	Alpha	Total	Cleveland-Cliffs	Alpha	Total
Total Reserves, by Company:
Iron Ore (1)	1,003.5	—	1,003.5	(15.5)	—	(15.5)
Coal (2)	150.4	617.5	767.9	(2.2)	(11.5)	(13.7)

Total	1,153.9	617.5	1,771.4	(17.7)	(11.5)	(29.2)

Total Reserves, by Geographic Region:
Iron Ore
Michigan	262.0	—	262.0	(5.3)	—	(5.3)
Minnesota	607.0	—	607.0	(5.6)	—	(5.6)
Canada	39.0	—	39.0	(0.6)	—	(0.6)
Australia	95.5	—	95.5	(4.0)	—	(4.0)

Total	1,003.5	—	1,003.5	(15.5)	—	(15.5)
Coal
Kentucky/Pennsylvania/Virginia/West Virginia	74.0	617.5	691.5	(1.3)	(11.5)	(12.8)
Alabama	49.4	—	49.4	(0.5)	—	(0.5)
Australia	27.0	—	27.0	(0.4)	—	(0.4)

Total	150.4	617.5	767.9	(2.2)	(11.5)	(13.7)

Total	1,153.9	617.5	1,771.4	(17.7)	(11.5)	(29.2)

(1)	Reserves listed on 100 percent basis. Cleveland-Cliffs has an approximately 27 percent interest in a Canadian iron ore joint venture, a 23 percent interest in a United States iron ore joint venture, and a 50 percent interest in an Australian iron ore joint venture owned through one of Cleveland-Cliffs’ majority-owned mining ventures. All other iron ore mining ventures are wholly-owned or majority-owned.

(2)	Reserves listed on 100 percent basis. Cleveland-Cliffs has an effective 45 percent interest in an Australian coal operation.

Note 2. Purchase Price, page 232
10.	We note the additional disclosure on page 233 detailing the basis for calculating the amounts of stock consideration reflected in the table above. However, similar disclosure discussing the basis for the amounts of cash consideration listed in the bottom portion of the table has not been provided. The basis for how these amounts are calculated remains unclear. Please expand your disclosures to provide further detail as to how the amounts of cash consideration to be paid in connection with the merger are determined. Please ensure the expanded disclosures include discussion of the nature of the amounts characterized as “estimated transaction costs” and “estimated change of control costs”.

Securities and Exchange Commission
September 22, 2008

     In response to the Commission staff’s comment, the following expanded disclosure has been added to Note 2 to the unaudited pro forma condensed consolidated financial information on page 235 of Amendment No. 1:
     The estimated total cash consideration of the proposed transaction was determined as follows:
     Cash Paid to Alpha Stockholders

Alpha stock to be acquired (as of June 30, 2008)	70,482,861
Senior notes converted to Alpha stock	3,161,097
Alpha restricted stock units	14,093

Total shares subject to cash consideration	73,658,051
Cash consideration per share	$22.23

Cash paid to Alpha stockholders	$1,637

Cash Portion of Alpha Convertible Senior Notes
The $288 cash portion of Alpha convertible senior notes reflects the cash that would be required to be paid to repay the carrying value of the convertible senior notes upon their conversion at June 30, 2008. Additionally, upon closing, holders of the senior notes are entitled to receive Cleveland-Cliffs common shares in an amount equal to the excess conversion value over the principal amount, based on a defined conversion price formula, which is included in the Cleveland-Cliffs stock consideration component of the total preliminary estimated purchase price.
Estimated Transaction Costs
The $126 estimated transaction costs reflect management’s estimate of direct costs associated with the proposed transaction, consisting primarily of financial advisory fees, legal and accounting fees. These estimates are preliminary and, therefore, are subject to change.
Cash Portion of Alpha Performance Shares
The $75 cash portion of Alpha performance shares reflects the cash payout by Cleveland-Cliffs for outstanding Alpha performance shares (vested and unvested) at the closing. Specifically, it is expected that 612,111 performance shares will be settled at a cash price of $121.87.
Estimated Change of Control Costs
The $20 estimated change of control costs represents Cleveland-Cliffs’ obligation to fund certain Alpha change of control obligations for certain Alpha executives arising from the combination of Cleveland-Cliffs and Alpha.

Securities and Exchange Commission
September 22, 2008

Note 3. Pro Forma Adjustments, page 234
11.	We note you have recorded a $59 million adjustment to capital in excess of par for the fair value of Alpha stock options exchanged for Cleveland-Cliffs stock options in subnote (a). Please expand your disclosure to provide sufficient detail as to the basis for this adjustment. Currently, your disclosure states this amount is to account for “the fair value of Alpha stock options exchanged for Cleveland-Cliffs stock options”. However, we note on page 84, that the terms of Alpha’s equity compensation plans provide for immediate vesting in full upon a change of control of Alpha. In addition, please expand your disclosures to discuss how and where you have accounted for the conversion of Alpha’s outstanding performance shares.
     In response to the Commission staff’s comment, the following disclosure has been added to subnote (a) of Note 3 to the unaudited pro forma condensed consolidated financial information on page 237 of Amendment No. 1:
In connection with the proposed merger, each outstanding stock option of Alpha (unvested and vested) shall accelerate and become immediately exercisable. The vested and exercisable stock options of Alpha will then be exchanged for vested stock options of Cleveland-Cliffs with substantially the same terms and conditions that were applicable under the Alpha stock plan. The $59.0 million represents the estimated fair value of the Cleveland-Cliffs vested stock options awarded to Alpha stock option holders, determined using a Black-Scholes option pricing model. Regarding Alpha’s outstanding performance shares, in connection with the proposed merger, each outstanding unvested performance share of Alpha shall vest and all performance shares will be settled with a cash payment. The estimated cash payment has been included as a component of the cash consideration element of the total preliminary estimated purchase price.
12.	We note the table in subnote (c), listing the cash payments to be paid in connection with the merger. It appears certain of these amounts may be non-recurring payments directly related to the merger. If applicable, please clearly identify the amounts that are considered non-recurring and state that such amounts were not considered in the pro forma condensed consolidated income statements.
     Cleveland-Cliffs and Alpha acknowledge the Commission staff’s comment that all of the cash payments identified in the table in subnote (c) of Note 3 to the unaudited pro forma condensed consolidated financial information are considered non-recurring, and such amounts were not considered in the pro forma condensed

Securities and Exchange Commission
September 22, 2008

consolidated statements of operations. Accordingly, the explanation in subnote (c) of Note 3 to the unaudited pro forma condensed consolidated financial information on page 237 of Amendment No. 1 has been revised to include the following note immediately following the table:
The cash payments identified in the preceding table are considered non-recurring payments related to the merger, and such amounts were not considered in the pro forma condensed consolidated statements of operations for the year ended December 31, 2007 or six-months ended June 30, 2008.
13.	The $7.5 million adjustment to deferred revenue in subnote (d) appears to eliminate the deferred revenue balance of Alpha as of June 30, 2008. Please tell us the nature of the deferred revenue balance as of June 30, 2008 and why you believe it has a $0 fair value. In this respect, clarify how you evaluated EITF 01-3 when concluding that you do not have a legal performance obligation.
     The deferred revenue balance of $7.5 million as of June 30, 2008 results from differences in the sale price of coal with the same quality, to the same customer, under two contracts with overlapping terms. Because a second contract with overlapping terms was negotiated and agreed to while the original contract was still in effect, Alpha viewed the new contract as a modification of the existing contract and accounted for the combined arrangements on the basis of the amended terms and is recognizing revenue based on the weighted average sale price between the two contracts. The deferred revenue originated in the second quarter of 2008 when Alpha shipped and collected for higher priced coal. This amount will be recognized in future periods (primarily in the third and fourth quarters of 2008) when Alpha is scheduled to ship lower priced shipments to the same customer. Please see the Commission comment letters to Alpha dated September 10, 2007, August 15, 2007, and July 12, 2007 and Alpha’s responses dated August 28, 2007 and July 24, 2007 for a more detailed discussion of Alpha’s accounting policy for contracts with overlapping terms.
     As such, the deferred revenue does not relate to a future performance obligation since Alpha has already performed under these contracts. Since the deferred revenue recorded by Alpha as of June 30, 2008 does not represent a legal performance obligation to be assumed by Cleveland-Cliffs in connection with the proposed transaction, as that term is defined in EITF 01-3, the deferred revenue was not recognized as a liability in the pro forma condensed consolidated balance sheet, which Cleveland-Cliffs’ and Alpha’s management believe is consistent with paragraph 5 of EITF 01-3.
14.	We note the pro forma adjustment totaling approximately $1.4 billion to recognize a liability for below market sales contracts as of June 30, 2008. Please provide us

Securities and Exchange Commission
September 22, 2008

with further detail as to the nature of these contracts and their terms to assist us in understanding why such adjustments to reflect them as unfavorable have been recorded. Your response should address and identify events and changes in circumstances occurring between the inception of the sales contracts and June 30, 2008. In addition, please tell us the method used to calculate the $1.4 billion liability.
     The below market sales contracts are numerous metallurgical and steam coal contracts entered into prior to June 30, 2008, with pricing commitments below the current market value of the product. As a general rule, the contracts range in duration from one to three years, with a few exceptions.
     Market dynamics for coal have significantly changed since late 2007 and early 2008, with demand exceeding supply, causing a significant increase in prices being paid for coal. There is robust demand in India, China, Brazil, and South Korea to fuel growing economies. The interest (and in some cases investments already made) that international companies have shown in the U.S. coal industry is further evidence of the changing landscape. Pricing on contracts being signed post-June 2008 are, generally speaking, significantly higher than those signed in 2006, 2007, and early 2008 time periods.
     To determine the $1.4 billion liability, approximately 31 million tons of contracted tonnage through the end of 2010 was considered in the computation. Based upon Cleveland-Cliffs’ and Alpha’s view of the market, it was determined that the sales contracts covering these tons were on average approximately $58 per ton below current market. Contracts entered into around June 30, 2008 were then indicative of very favorable pricing, supporting Cleveland-Cliffs’ and Alpha’s view of existing below market contracts. The increased revenue would be offset by additional royalty and severance tax expense of approximately $4 per ton as these expenses vary with sales price, making the net undiscounted liability approximately $54 per ton. The liability was then discounted based upon the year the contracted tonnage is to be delivered to arrive at the $1.4 billion.
15.	In subnote (d), you have recorded an adjustment to increase Alpha’s inventories as of June 30, 2008 by $37.1 million to reflect its fair value. In subnote (f), you have recorded an expense of the same amount to the pro forma income statement for the year ended December 31, 2007 because the inventory was estimated to be sold in 2007. The basis for the expense to the 2007 income statement is unclear. Please explain to us in further detail why this adjustment is appropriate and what it represents and consider including similar clarification in your disclosures.
     The $37.1 million adjustment to fair value of inventories reflected in subnote (d) of Note 3 to the unaudited pro forma condensed consolidated financial information represented the increase in the carrying amount of Alpha’s inventory at June 30, 2008 to its estimated fair value

Securities and Exchange Commission
September 22, 2008

based on estimated selling prices less the sum of (1) costs to complete (where applicable), (2) costs of disposal, and (3) a reasonable profit allowance from the completing and selling effort of the combined entity following the proposed transaction. Given Alpha’s historical inventory turnover ratio, the acquired inventory was estimated to have been sold within a 12-month period. As such, the expense associated with the amortization of the purchase price allocation to the fair value of the acquired inventory was applied to the earliest income statement period presented, or the year ended December 31, 2007.
Exhibits
16.	We note that you intend to file by amendment the opinion regarding the validity of the Cleveland-Cliffs common shares being registered and the tax opinions. Please ensure to allow adequate time for our review of such opinions.
     Cleveland-Cliffs acknowledges the Commission staff’s comment. The forms of the opinions are being filed with Amendment No. 1.
     If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7302.

Sincerely,
/s/ James P. Dougherty

James P. Dougherty Jones Day

cc (w/o encl.):	Shannon Buskirk, U.S. Securities and Exchange Commission
Chris White, U.S. Securities and Exchange Commission
Laura Nicholson, U.S. Securities and Exchange Commission
George W. Hawk, Jr., Esq., Cleveland-Cliffs Inc
Vaughn R. Groves, Esq., Alpha Natural Resources, Inc.
Lyle G. Ganske, Esq., Jones Day
Ethan A. Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP